[Letterhead of Reed Smith LLP]

October 30, 2006

VIA EDGAR AND
FACSIMILE: (202) 772-9218

Peggy Fisher
Assistant Director
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Harbin Electric, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed October 4, 2006
File No. 333-131032

Ladies and Gentlemen:

As discussed with Mr. Kevin Kuhar of the Commission’s Staff, we enclose a draft of the proposed responses of Harbin Electric, Inc. (the “Company”) to the Staff’s comments on Amendment No. 4 to the above referenced Registration Statement as set forth in its letter dated October 20, 2006.

If at all possible, the Company would like to be in position to have the registration statement, as it will be further revised to reflect these comment letter responses, declared effective on or before Thursday, November 2, 2006. Accordingly, we would appreciate the opportunity to discuss with you these proposed responses at your earliest convenience. Thank you.

Sincerely,

Robert M. Smith

cc:	Mr. Kevin Kuhar
Mr. Donald Hunt